EMGOLD MINING CORPORATION
Suite 1010
789 West Pender Street,
Vancouver, BC   V6C 1H2

NOTICE OF CHANGE OF AUDITOR

TO:	MSCM LLP
AND TO:	MNP LLP

Emgold Mining Corporation (the “Company”) hereby provides notice pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from MSCM LLP (“MSCM”), to MNP LLP (“MNP”).

At the request of the Company, MSCM resigned as the Company’s auditor effective October 26, 2012.  Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the auditor, and they have appointed MNP as the Company’s auditor in the place and stead of MSCM until the close of the next annual general meeting of the Company.

In accordance with NI 51-102, the Company provides the following information:

  MSCM was requested by the Company to resign as auditor of the Company;

  MSCM has not expressed any reservation in any report on the Company’s financial statements prepared by MSCM since it was appointed auditor of the Company to the date of this notice;

  The resignation of MSCM and appointment of MNP as auditor of the Company were recommended by the Audit Committee and were considered and approved by the Board of Directors of the Company;

  There are no “reportable events” (as defined in Section 4.11(1) of NI 51-102); and

  The Company requested MSCM and MNP to each furnish a letter addressed to the securities administrators in each province in which the Company is a reporting issuer stating whether or not they agree with the information contained in this notice.  A copy of each such letter to the securities administrators is filed with this notice.

Dated this 30th day of October, 2012.

EMGOLD MINING CORPORATION

Per:

“Grant T. Smith”

Chief Financial Officer